                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2002

                                     ALSTOM
                                     ------
             (Exact Name of Registrant as Specified in its Charter)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
              (Address of Registrant's Principal Executive Office)

      (Indicate by check mark whether the  Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F)

         Form 20-F   X                                Form 40-F
                   -----                                        -----

      (Indicate  by  check  mark  whether  the  Registrant,  by  furnishing  the information  contained in this Form, is also thereby  furnishing the information to the Commission  pursuant to Rule 12g3-2(b) under the Securities  Exchange Act of 1934)

         Yes                                          No   X
               -----                                     -----

      (If "Yes" is  marked,  indicate  below  the file  number  assigned  to the
Registrant in connection with Rule 12g3-2(b):_____)

Enclosures:

Press  release  dated  December 6, 2002 "ALSTOM Sells a UK Real Estate
Portfolio for 175 Million Euros"...............................................3

Press release dated December 9, 2002 "ALSTOM Wins a €127 M Contract to
Overhaul Atlanta Metro Rolling Stock"..........................................4

Press release  dated  December 12, 2002 "ALSTOM to Supply Trains Worth
€290 Million for Automatic Metro Line in Barcelona".......................6

                                                                 6 December 2002

                     ALSTOM SELLS A UK REAL ESTATE PORTFOLIO
                              FOR 175 MILLION EUROS

ALSTOM has sold a UK real estate portfolio to Key Property  Investments  (KPI) -
the joint  venture  between  St Modwen  Properties  PLC and Sahlia  Real  Estate
k.s.c., for 175 million euros (£111 million).

The portfolio  sold  comprises 19  properties  providing  approximately  800,000 square  metres  of  buildings  on 600  acres of land.  The  sites  are in Rugby,
Lincoln, Stafford, Birmingham, Milton Keynes, Eastleigh, Manchester, Preston and
Scotland.

ALSTOM has taken fixed-term leases on most of the properties.

This is the first major  property  disposal to be completed by ALSTOM as part of its Restore Value plan.  Real estate sales in other  countries  are  progressing well.  The Restore  Value plan was launched  last March and is on target to meet its key objectives of strengthening the company's balance sheet and reducing its debt.

ALSTOM is the global  specialist  in energy and  transport  infrastructure.  The
Company  serves the energy market  through its activities in the fields of power generation and power  transmission  and  distribution,  and the transport market through its  activities in rail and marine.  In fiscal year 2001/02,  ALSTOM had annual  sales in excess of €23 billion and  employed  112,000  people in over 70 countries. ALSTOM is listed on the Paris, London and New York stock exchanges.

Press enquiries:     S. Gagneraud / G. Tourvieille
                     (Tel. +33 1 47 55 25 87) - internet.press@chq.alstom.com
Investor relations:  E. Rocolle-Teyssier
                     (Tel.+33 1 47 55 25 78) - investor.relations@chq.alstom.com internet: www.alstom.com

                                                                 9 December 2002

                ALSTOM WINS A €127 M CONTRACT TO OVERHAUL ATLANTA
                               METRO ROLLING STOCK

The Board of the  Metropolitan  Atlanta  Rapid  Transit  Authority  (MARTA)  has
awarded ALSTOM a contract valued at USD 127 million  (approximately  127 million euros) to overhaul 120 cars of its  existing  rapid  transit  fleet of 248 cars.
These cars were built between 1985 and 1988, and their refurbishment will extend their operating life by 15 to 20 years. The contract also includes an option for
ALSTOM to overhaul  up to 118  additional  cars for a contract  value of USD 139 million (approximately 139 million euros) if exercised by MARTA. The cars of the option were built between 1979 and 1981 by ALSTOM.

Work will be carried out at ALSTOM's facilities in Hornell, New York. Deliveries are  scheduled  to begin at the end of 2004,  at the rate of up to eight  cars a month.

Michel Moreau,  President of ALSTOM's Transport Sector, said: "This new contract reinforces  ALSTOM's position as the number one  re-manufacturer of rail transit cars  in the  US ; the  company  is  currently  carrying  out  several  overhaul contracts, in particular for the Washington Metropolitan Transit Authority,  for
New Jersey Transit and for the Maryland Mass Transit Administration".

MARTA is the ninth largest  transit system in North  America,  and transports an average of over half a million passengers a day.

ALSTOM was recently  awarded  several major  contracts in the USA.  Particularly notable are: a contract  worth 980 million euros for the design and  manufacture of 660 new heavy rail subway cars for New York City Transit,  and a contract for
62 heavy rail  subway cars for the  Washington  Metropolitan  Transit  Authority worth 137 million  euros.  The  Company has also been  awarded in November a 430 million euro  contract for the  maintenance  of 434 freight  locomotives  by the
Burlington Northern & Santa Fe Railway Company (BNSF).

ALSTOM is the global  specialist  in energy and  transport  infrastructure.  The
Company  serves the energy market  through its activities in the fields of power generation and power  transmission  and  distribution,  and the transport market through its  activities in rail and marine.  In fiscal year 2001/02,  ALSTOM had annual  sales in excess of  €23 billion and  employed  112,000  people in over 70 countries. ALSTOM is listed on the Paris, London and New York stock exchanges.
ALSTOM's   Transport  Sector,   with  annual  sales  of  €4.4  billion,   is  an
internationally leading supplier of rolling stock, information systems, services and complete turnkey systems to the rail industry.

Press enquiries:     S. Gagneraud / G. Tourvieille
                     (Tel. +33 1 47 55 25 87) - internet.press@chq.alstom.com
Investor relations:  E. Rocolle-Teyssier
                     (Tel.+33 1 47 55 25 78) - investor.relations@chq.alstom.com internet: www.alstom.com

                                                                12 December 2002

                 ALSTOM TO SUPPLY TRAINS WORTH €290 MILLION FOR
                       AUTOMATIC METRO LINE IN BARCELONA

Barcelona's  Metropolitan  Transport  Authority  (ATM) has awarded an ALSTOM-led consortium  an order  worth 290  million  euros for the  supply of 250 new metro cars,  which will operate on the future,  fully  automatic  Line 9 of the city's metro.  The line,  41.3  kilometres  long with 43 stations,  will be the longest metro line in Barcelona,  linking  municipalities in the north with those in the south and the airport.

ALSTOM will design, build, test and service the driverless  MetropolisTM trains;
the  company's  share in the order is 86 percent.  Ansaldobreda  will supply the bogies and auxiliary converters.

ALSTOM  will  supply a total of 50  trainsets,  comprising  5 cars  each.  First deliveries are scheduled for October 2004 and should be completed by April 2007.
The metro is expected to carry 90 million travellers per year.

The design,  manufacture  and tests will be carried  out in  ALSTOM's  Barcelona facilities,  with the traction system coming from ALSTOM  facilities in Preston,
UK, and electronic  devices and traction motors from  Villeurbanne and Tarbes in
France.

The order is the fourth ALSTOM  reference  for automatic  metros and follows the recently  awarded  contract  for a driverless  metro in  Lausanne,  Switzerland.
ALSTOM is also  supplying  trains for two  automatic  metro lines in  Singapore, including the Circle Line,  which will be the world's longest  driverless  metro line.  In  addition,  in July,  ATM  awarded the  Trammet  Consortium  a turnkey contract  for  Barcelona's  Tram Line 2, with  ALSTOM as supplier of the rolling stock.

ALSTOM is the global  specialist  in energy and  transport  infrastructure.  The
Company  serves the energy market  through its activities in the fields of power generation and power  transmission  and  distribution,  and the transport market through its  activities in rail and marine.  In fiscal year 2001/02,  ALSTOM had annual  sales in excess of €23 billion and  employed  112,000  people in over 70 countries. ALSTOM is listed on the Paris, London and New York stock exchanges.
ALSTOM's   Transport  Sector,   with  annual  sales  of  €4.4  billion,   is  an
internationally leading supplier of rolling stock, information systems, services and complete turnkey systems to the rail industry.

Press enquiries:     S. Gagneraud / G. Tourvieille
                     (Tel. +33 1 47 55 25 87) - internet.press@chq.alstom.com
Investor relations:  E. Rocolle-Teyssier
                     (Tel.+33 1 47 55 25 78) - investor.relations@chq.alstom.com internet: www.alstom.com

                                    SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                 ALSTOM

Date: January 6, 2003                        By: /s/ Philippe Jaffré
                                                 -------------------------------
                                                 Name:  Philippe Jaffré
                                                 Title: Chief Financial Officer